Daleco Resources Corporation

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

February 18, 2013

George Schuler

Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daleco Resources Corporation
File No. 000-12214
Form 10-K for Fiscal Year Ended September 30, 2011
Filed February 15, 2012

Dear Mr. Schuler:

The following items are in response to the comment contained in the letter dated April 27, 2012:

2.	We also note in your Form 10-K for fiscal year ending September 30, 2011, mineralized material estimates are disclosed for your Sierra County, New Mexico and your Texas properties which were prepared by Krumrey Industrial Minerals (KIM). Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes these estimates of quantity and grade, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.

Answer: The requested information in electronic format is on the enclosed CD, formatted as Adobe PDF files. Please contact Gary Novinskie, President, should you have any technical questions about the information.

We would like to have these supplemental materials returned to us when you have completed your review.

We wish to request confidential treatment of these materials while they are in your possession. Pursuant to the Commission’s Rule 83 (17 CFR 200.83), the Registrant requests confidential treatment of such information.

Daleco Resources Corporation

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ GARY J. NOVINSKIE

Gary J. Novinskie

President

Cc: C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.